FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Consolidated Financial Results for the three months ended June 30, 2009 which was filed with the Tokyo Stock Exchange on August 6, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: August 6, 2009	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Consolidated Financial Results

for the Three Months Ended June 30, 2009

(Prepared in Accordance with U.S. GAAP)

August 6, 2009

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Representative Director and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Representative Director and Chief Financial Officer (Phone: +81-3-5771-0222)
Adoption of U.S. GAAP:	Yes

1. Consolidated Financial Results for the Three Months Ended June 30, 2009

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income attributable to Konami Corporation
Three months ended June 30, 2009	55,975	1,000	904	367
% change from previous period	(20.9)%	(91.4)%	(92.3)%	(93.5)%
Three months ended June 30, 2008	70,805	11,611	11,718	5,664
% change from previous period	16.7%	65.6%	61.2%	46.6%

	Basic net income attributable to Konami Corporation per share (yen)	Diluted net income attributable to Konami Corporation per share (yen)
Three months ended June 30, 2009	2.75	2.75
Three months ended June 30, 2008	41.23	41.18

Note:	Upon adoption of Statement of Financial Accounting Standards (“SFAS”) No. 160, “Net income attributable to Konami Corporation” represents “Net Income” up to the year ended March 31, 2009.

(2) Consolidated Financial Position

	(Millions of Yen, except per share amounts)
	Total assets	Konami Corporation stockholders’ equity	Konami Corporation stockholders’ equity ratio	Konami Corporation stockholders’ equity per share
June 30, 2009	287,926	175,615	61.0%	1,315.85
March 31, 2009	301,670	178,632	59.2%	1,338.46

2. Cash Dividends

Record Date	Cash dividends per share (yen)
	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended
March 31, 2009	—	27.00	—	27.00	54.00
Year ending
March 31, 2010	—
-Forecast-		27.00	—	27.00	54.00

Change in forecasts of dividends during the three months ended June 30, 2009: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2010

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income attributable to Konami Corporation	Net income attributable to Konami Corporation per share
Year ending March 31, 2010	310,000	30,000	28,500	16,000	119.88
% change from previous year	0.1%	9.6%	15.3%	47.1%

Note:	1.	Change in earnings forecasts for the fiscal year ending March 31, 2010 during the three months ended June 30, 2009: None

	2.	We do not disclose consolidated earnings forecasts for the six months ending September 30, 2009

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None

(2) Adoption of simplified methods in accounting principles or specific accounting procedures for quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reporting policies for quarterly consolidated financial statements (items to be disclosed in “Significant change in preparation basis of quarterly consolidated financial statements”)

1.	Changes accompanying amendment of accounting standard: Yes

2.	Other: None

Please refer to page 10 for details.

(4) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	Three months ended June 30, 2009	143,500,000	shares
	Year ended March 31, 2009	143,500,000	shares
2.	Number of Treasury Stock:
	Three months ended June 30, 2009	10,038,866	shares
	Year ended March 31, 2009	10,038,498	shares
3.	Average number of shares outstanding:
	Three months ended June 30, 2009	133,461,341	shares
	Three months ended June 30, 2008	137,368,791	shares

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & System business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to page 8 for information regarding the assumptions and other related items used in the preparation of these forecasts.

Business Performance

1. Consolidated Results of Operations

(1) Business Overview

The business environment surrounding KONAMI CORPORATION and its subsidiaries (“Konami”) was harsh due to continued uncertainty regarding the future caused by factors such as the ongoing economic slowdown that began last year, impact of the appreciation of the yen, and decline in consumer spending.

In the entertainment industry, the amusement arcade market is still in a severe state, influenced by the credit crunch. Meanwhile, in the home video game market, various new products and titles were announced at the Electronic Entertainment Expo 2009 (E3) held in the United States in June 2009. The new products and titles shown at the video game trade fair attracted great attention not only in Japan but also in overseas markets primarily in North America and Europe.

In the health and fitness industry, with the arrival of an aging society and the introduction of specified healthcare guidance as a measure taken to combat lifestyle diseases etc., increased demand for and interest in health maintenance and promotion continue to be expected.

Against these backdrops, Konami’s Digital Entertainment segment rolled out sports and music home video game software on multiple platforms and marked firm sales. Sales of card games, centering on Yu-Gi-Oh! TRADING CARD GAME were also favorable. In the Health & Fitness segment, we strove to enhance services supporting health maintenance and promotion by expanding services provided both within and outside our facilities. This included opening new fitness clubs under our direct management, increasing the number of facilities outsourced to us, developing and reinforcing sales of health-related products and promoting the computerization of health management.

As for the Gaming & System segment, we reinforced sales of the K2V, Advantage 5 and other slot machine series in the North American and Australian markets. Furthermore, sales through the Konami Casino Management System as well as participation agreements (equipment sales in which profits are shared) also progressed steadily.

In terms of the consolidated results for the three months ended June 30, 2009, net revenues amounted to ¥55,975 million (a year-on-year decrease of 20.9%), operating income was ¥1,000 million (a year-on-year decrease of 91.4%), income before income taxes was ¥904 million (a year-on-year decrease of 92.3%), and net income attributable to Konami Corporation was ¥367 million (a year-on-year decrease of 93.5%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen
	Three months ended June 30, 2008	Three months ended June 30, 2009	% change
Digital Entertainment	¥44,850	¥24,601	(45.1)
Health & Fitness	22,174	21,438	(3.3)
Gaming & System	3,673	3,907	6.4
Other and Eliminations	108	6,029	5,482.4

Consolidated net revenues	¥70,805	¥55,975	(20.9)

Digital Entertainment

Computer & Video Games business: In Japan, JIKKYOU PAWAFURU MAJOR LEAGUE 2009, loaded with the ‘09 WORLD BASEBALL CLASSIC™ mode, was released in April 2009. Winning Eleven PLAY MAKER 2009, the latest title in the WORLD SOCCER Winning Eleven series for the Wii, was released in May.

Regarding the distribution of game software titles for mobile phones and terminals, including the iPhone and iPod touch, Konami promoted development utilizing various popular titles.

Amusement business: The impact of a harsh market environment, which began last year, continues to be seen in amusement arcade video games. Sales were stable, however, in GuitarFreaksV6 BLAZING!!!! and DrumManiaV6 BLAZING!!!!, which are popular music titles that utilize the e-AMUSEMENT service linking amusement arcades nationwide through its network. In token-operated games for commercial arcades, sales were stable for SPINFEVER2, a medium-sized pusher medal game.

Card games business: We continued to record favorable sales in the Yu-Gi-Oh! TRADING CARD GAME series.

Meanwhile, in North America and Europe, sales were strong for the DanceDanceRevolution series (known as DancingStage in Europe) and PRO EVOLUTION SOCCER series. Many Konami titles were announced at the Electronic Entertainment Expo 2009 (E3) held in the US in June. While the announced titles are receiving favorable reviews and showing steady performance, sales are lower in comparison to the same period last year, which saw the release of the highly popular title, METAL GEAR SOLID 4 GUNS OF THE PATRIOTS.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2009 of this segment amounted to ¥24,601 million (a year-on-year decrease of 45.1%).

Health & Fitness

Operation of fitness clubs: Due to slowdown in business performance caused by the financial crisis continuing since last year and ongoing suppression of consumer spending resulted from uncertainty over employment and income, there is a progressive trend towards low prices in the fitness club industry. At the same time, there was an increase in the number of fitness clubs and an increased difficulty in capturing members. Against such backdrop, Konami strove to enhance quality of the services it provides both within and outside the facilities and health-related products, expanding the services and lineup of products that meet regional characteristics and customer needs.

Regarding directly managed facilities, a total of five new fitness clubs were opened, including relocation and reconstruction, in Motoyamaminami (Hyogo Prefecture) and Sapporo Maruyama (Hokkaido) in April 2009, and Ichikawa (Chiba Prefecture), Kitahama (Osaka Prefecture), and Shinsaibashi (Osaka Prefecture) in May. Various efforts were made to provide services for customers, whose awareness of health is rising, including the development of facilities that match the characteristic of each area and the upgrading and enlargement of services, as well as the development and introduction of health promotion programs that leverage Konami’s strengths in health management and exercise and nutritional guidance utilizing IT.

Operation of sports facilities outsourced to us: In the management of sports facilities outsourced to Konami, promotion of the good health of community residents was advanced by adding four facilities under our management, including Mikamo Clean Center Residual Heat Utilization Facility (Tochigi Prefecture) and Hiroshima Prefectural Sports Center (Hiroshima Prefecture). Those public facilities are operated fully utilizing Konami’s know-how and experience, etc. Furthermore, as a result of executing the closure of facilities, etc., the number of sports facilities managed by Konami, including those directly managed or outsourced to us, was 343 nationwide as of the end of June 2009.

Health products: In health products, we expanded our sales network through measures such as the launch of health product catalogue sales through an alliance with the Tokyo Branch of Japan Post Network Co., Ltd. in May 2009.

New product launches and utilization of IT for health management were also promoted, and the upgrading and enlargement of products and services to support the maintenance and promotion of good health both within and outside Konami facilities were pursued, including the launch in June of the pre-installment of the Konami Sports Club Widget in SOFTBANK MOBILE Corp. mobile handsets. This widget enables linkage with the Konami Sports Club website for mobile phones and provides a new, easy-to-use health management function.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2009 of this segment amounted to ¥21,438 million (a year-on-year decrease of 3.3%).

Gaming & System

Stable revenues were secured in the North American market, with the sales of the Advantage 5 five-reel mechanical slot machine series and the K2V (video slot machine) series, which has become a standard item, continuing to be brisk, the sales of the Konami Casino Management System, which secured regular income from maintenance and servicing, as well as the sales through participation agreements progressing steadily. Full-scale sales have also been launched in Central and South America with the building of a distributor network for the market.

The growth in demand has come to a halt in the Australian market due to factors such as the sluggish economic situation, restrictions placed in key states on the number of machines installed, the impact of smoking restrictions in clubs and pubs, and tax code revisions. However, Konami’s revenues have improved through the full-scale introduction of the Konami Casino Management System, the sales of the Advantage 5 mechanical slot machine, our ongoing launch of new products and the enhancement of services.

Our gaming machines have been exhibited at various trade shows around the world, including the Indian Gaming ‘09 Trade Show (in Arizona, USA in April), the Canadian Gaming Summit (in Ontario, Canada in April), the SOUTHERN GAMING SUMMIT (in Mississippi, USA in May), the South American Gaming Suppliers Expo Panama (in Panama City, Panama in May) and the Global Gaming Expo Asia (in Macao, China in June). A wide ranging product lineup that meets the needs of each market was shown, such as the Advantage 5 series, which is gathering attention in North America; the K2V series, which is installed with a new concept free game; Beat the Field, a link progressive machine; and the Podium, a new-generation cabinet (outer structure), all of which received good reviews.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2009 of this segment amounted to ¥3,907 million (a year-on-year increase of 6.4%).

2. Cash Flows

Cash flow summary for the three months ended June 30, 2009:

	Millions of Yen
	Three months ended June 30, 2008	Three months ended June 30, 2009	Change
Net cash provided (used) by operating activities	¥4,810	¥(6,952)	¥(11,762)
Net cash used in investing activities	(1,027)	(2,161)	(1,134)
Net cash used in financing activities	(4,099)	(4,423)	(324)
Effect of exchange rate changes on cash and cash equivalents	1,129	304	(825)
Net increase (decrease) in cash and cash equivalents	813	(13,232)	(14,045)

Cash and cash equivalents, end of the period	¥52,943	¥40,336	¥(12,607)

Cash and cash equivalents (hereafter, referred to as “Net cash”), for the three months ended June 30, 2009, amounted to ¥40,336 million, a decrease of ¥13,232 million compared to the year ended March 31, 2009, and a year-on-year decrease of 23.8%.

Cash flow summary for each activity for the three months ended June 30, 2009 is as follows:

Cash flows from operating activities:

Net cash used in operating activities amounted to ¥6,952 million for the three months ended June 30, 2009 (for the three months ended June 30, 2008, provided by these activities amounted to ¥4,810 million). This decrease primarily resulted from decreases in net income and deferred revenue as well as an increase in disbursement for settlement of trade notes and accounts payable.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥2,161 million for the three months ended June 30, 2009, a year-on-year increase of 110.4%. This increase mainly resulted from the lack of proceed of sales of property and equipment which existed for the three months ended June 30, 2008, despite a decrease in capital expenditures for investments.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥4,423 million for the three months ended June 30, 2009, a year-on-year increase of 7.9%. These financing activities primarily resulted from payments of dividends.

3. Outlook for Fiscal Year Ending March 31, 2010

Digital Entertainment

In digital entertainment, we will continue to focus on the large-scale European and North American video game software markets in addition to the matured Japanese market. We will place particular focus on the development of animated games and original games in addition to sports and music games, which are Konami’s strengths. These include the WORLD SOCCER Winning Eleven (overseas name: PRO EVOLUTION SOCCER) series and the DanceDanceRevolution series, which remain persistently popular in North America. We will also focus our efforts on online marketing of titles available for download to game consoles with network connectivity, the ratio of which is increasing, and mobile phones and terminals, as well as the online distribution of content like Chaotic Eden, a dungeon exploration-type RPG.

In arcade video games, we will further upgrade and enlarge the lineup of products utilizing the e-AMUSEMENT service and launch the music game jubeat ripples, the horseracing simulation card game HORSERIDERS 2 and InfinityRings, a mass medal game in a new genre. We also plan to launch titles for the MAH-JONG FIGHT CLUB, BASEBALL HEROES and other standard series as well as new titles while keeping an eye on the market environment.

In card games, we will continue to rollout Yu-Gi-Oh! TRADING CARD GAME series titles worldwide.

As for popular content, we will pursue high synergy through multifaceted development that is not restricted to home video game software, video for commercial platforms or card games.

Health & Fitness

Under the themes “exercise,” “leisure” and “nutrition,” Konami is involved in the development and provision of health programs that combine the guidance in both physical exercise techniques and nutrition. We also develop effective and highly useful healthcare related equipment. We will continue to explore the possibilities of various services in the field of health and fitness. Furthermore, with more than 300 fitness clubs under our management, we are the largest operator of sports facilities in Japan. We will leverage this strength to the utmost, create synergy – such as the enrichment and expansion of the programs offered at our facilities, the computerization of health management and the expansion of the product lineup – and promote the Konami Health & Fitness segment.

As for the market environment, consumer spending remains suppressed in Japan due to the effects of the global recession that began last year. Competition continues to intensify with a decline in the number of young members and an increase in the number of new fitness facilities available. The number of members per facility is expected to continue to drop and a harsh business environment may continue for the foreseeable future.

However, with the arrival of an aging society and the introduction of Specific Health Guidance as a government measure to counter lifestyle diseases, health consciousness is escalating across the Japanese society, and we believe that business opportunities will become even greater for fitness facility management and healthcare equipment development and sales.

Konami will continue to endeavor to rollout services that meet regional characteristics and customer needs as well as expand its product lineup. We will also aim to upgrade and enlarge services both within and outside of our facilities that support the maintenance and promotion of good health, according to changes in the business environment.

Gaming & System

The Advantage 5 mechanical slot machine series is proving popular in the North American and Australian markets. Aggressive marketing towards other markets will also be carried out. As for video slot machines, which are mainstream items in Australia and Central and South America, we will continue to roll out products, with a focus on the K2V series, which continues to be the standard item in these regions, as well as reinforce sales, and develop and launch new products including the Podium, a new-generation cabinet (outer structure).

Furthermore, the adoption of the Konami Casino Management System is progressing in the North American and Australian markets particularly at the major casino operators. In the future, we will proactively sell this system to other markets as well as strive to reinforce the strength of the system while developing new features and pursuing strategic alliances with other companies. Furthermore, we will reinforce the sales of participation agreements, increase the amount of steady, periodical income and stabilize operations.

We will also further reinforce the collaboration between our three bases – the US, Australia and Japan – and promote the efficiency of operations and support production and sales. Furthermore, we will make use of our three bases to develop new products that respond to changes in society and demand, and endeavor to enhance the added value of our existing products. We will continue to use Konami’s strength in the domain of entertainment as the foundation for proposing new products that will bring even greater enjoyment to customers.

Projected consolidated results for the fiscal year ending March 31, 2010 are as follows: net revenue of 310,000 million yen; operating income of 30,000 million yen; income before income taxes of 28,500 million yen; and net income attributable to Konami Corporation of 16,000 million yen. Thus, there is no change from the figures released in the “Consolidated financial results for the year ended March 31, 2009” dated May 14, 2009.

Konami, as a business affected by “hit” products, requires flexibility in how its products are released and is subject to fluctuations in sales throughout the course of the year. For this reason, projected consolidated results for the six months ending September 30, 2009 are not disclosed.

As for the disclosure of quarterly financial results, we will continue to make an effort to provide them as thoroughly as possible.

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, and market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None

(2) Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reporting policies for quarterly consolidated financial statements (items to be disclosed in “Significant change in preparation basis for quarterly consolidated financial statements”)

1.	Changes accompanying amendment of accounting standard: Yes

a)	Business Combinations

Effective April 1, 2009, Konami has adopted SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. As of the effective date, the adoption of SFAS No. 141R did not have a significant impact on its consolidated financial statements.

b)	Noncontrolling Interests in Consolidated Financial Statement

Effective April 1, 2009, Konami has adopted SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51”. SFAS No. 160 establishes accounting standards for noncontrolling interests and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 requires (i) that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest, (ii) that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and (iii) expanded disclosures that clearly identify and distinguish between the interests of the parent owner and the interests of the noncontrolling owners of a subsidiary. Upon the adoption of SFAS No. 160, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component in equity. In addition, the presentation of consolidated statements of income and cash flows has been changed. The consolidated financial statements of the prior year have also been reclassified to conform to the presentation used for this current period.

2.	Other: None

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	June 30, 2008		June 30, 2009		March 31, 2009		June 30, 2009
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥52,943		¥40,336		¥53,568		$420,123
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥265 million, ¥482 million ($5,020 thousand) and ¥470 million at June 30, 2008, June 30, 2009, and March 31, 2009, respectively	41,773		22,868		30,624		238,184
Inventories	34,742		27,134		23,512		282,616
Deferred income taxes, net	19,326		19,346		19,203		201,500
Prepaid expenses and other current assets	12,519		12,987		9,768		135,267

Total current assets	161,303	47.5	122,671	42.6	136,675	45.3	1,277,690
PROPERTY AND EQUIPMENT, net	66,368	19.5	61,093	21.2	60,552	20.1	636,319
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	598		494		560		5,145
Investments in affiliates	6,386		2,066		2,119		21,519
Identifiable intangible assets	38,147		35,832		35,883		373,211
Goodwill	21,965		21,914		21,925		228,247
Lease deposits	28,425		28,364		27,959		295,428
Deferred income taxes, net	2,970		3,578		3,641		37,267
Other assets	13,357		11,914		12,356		124,091

Total investments and other assets	111,848	33.0	104,162	36.2	104,443	34.6	1,084,908

TOTAL ASSETS	¥339,519	100.0	¥287,926	100.0	¥301,670	100.0	$2,998,917

	Millions of Yen						Thousands of U.S. Dollars
	June 30, 2008		June 30, 2009		March 31, 2009		June 30, 2009
		%		%		%
LIABILITIES
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥8,061		¥3,277		¥3,627		$34,132
Trade notes and accounts payable	24,945		14,260		17,430		148,526
Accrued income taxes	5,072		428		6,683		4,458
Accrued expenses	19,105		15,165		17,738		157,952
Deferred revenue	20,907		6,694		7,586		69,722
Other current liabilities	11,750		11,582		9,322		120,633

Total current liabilities	89,840	26.5	51,406	17.8	62,386	20.7	535,423
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	35,706		38,836		37,739		404,500
Accrued pension and severance costs	2,694		2,725		2,941		28,382
Deferred income taxes, net	11,718		6,421		6,564		66,878
Other long-term liabilities	8,098		8,144		8,501		84,825

Total long-term liabilities	58,216	17.1	56,126	19.5	55,745	18.5	584,585

TOTAL LIABILITIES	148,056	43.6	107,532	37.3	118,131	39.2	1,120,008

COMMITMENTS AND CONTINGENCIES

EQUITY
Konami Corporation stockholders’ equity:
Common stock, no par value-Authorized 450,000,000 shares; issued 143,500,000 shares at June 30, 2008, June 30, 2009 and March 31, 2009, respectively	47,399	13.9	47,399	16.5	47,399	15.7	493,688
Additional paid-in capital	77,084	22.7	77,090	26.8	77,090	25.6	802,937
Legal reserve	284	0.1	284	0.1	284	0.1	2,958
Retained earnings	75,449	22.2	73,711	25.6	76,947	25.5	767,743
Accumulated other comprehensive income	4,444	1.3	318	0.1	98	0.0	3,312
Treasury stock, at cost- 6,055,241 shares, 10,038,866 shares and 10,038,498 shares at June 30, 2008, June 30, 2009 and March 31, 2009, respectively	(17,758)	(5.2)	(23,187)	(8.1)	(23,186)	(7.7)	(241,505)

Total Konami Corporation stockholders’ equity	186,902	55.0	175,615	61.0	178,632	59.2	1,829,133

Noncontrolling interest	4,561	1.4	4,779	1.7	4,907	1.6	49,776

Total Equity	191,463	56.4	180,394	62.7	183,539	60.8	1,878,909

TOTAL LIABILITIES AND EQUITY	¥339,519	100.0	¥287,926	100.0	¥301,670	100.0	$2,998,917

(2) Consolidated Statements of Income (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Three months ended June, 2008		Three months ended June, 2009		Year ended March 31, 2009		Three months ended June, 2009
		%		%		%
NET REVENUES:
Product sales revenue	¥50,407		¥36,883		¥227,821		$384,158
Service revenue	20,398		19,092		81,950		198,854

Total net revenues	70,805	100.0	55,975	100.0	309,771	100.0	583,012

COSTS AND EXPENSES:
Costs of products sold	25,215		21,579		133,670		224,758
Costs of services rendered	19,626		19,102		78,966		198,958
Selling, general and administrative	14,353		14,294		58,653		148,880
Restructuring and impairment charges	—		—		11,121		—

Total costs and expenses	59,194	83.6	54,975	98.2	282,410	91.2	572,596

Operating income	11,611	16.4	1,000	1.8	27,361	8.8	10,416

OTHER INCOME (EXPENSES):
Interest income	197		35		459		364
Interest expense	(399)		(397)		(1,468)		(4,135)
Foreign currency exchange gain (loss), net	295		269		(1,641)		2,802
Other, net	14		(3)		8		(31)

Other income (expenses), net	107	0.1	(96)	(0.2)	(2,642)	(0.8)	(1,000)

INCOME BEFORE INCOME TAXES	11,718	16.5	904	1.6	24,719	8.0	9,416
INCOME TAXES	5,791	8.1	436	0.7	10,715	3.5	4,541
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	29	0.0	20	0.0	(2,490)	(0.8)	208

NET INCOME	5,956	8.4	488	0.9	11,514	3.7	5,083
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	292	0.4	121	0.2	640	0.2	1,260

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥5,664	8.0	¥367	0.7	¥10,874	3.5	$3,823

PER SHARE DATA:	Yen			U.S. Dollar
	Three months ended June 30,	Three months ended June 30,	Year ended March 31,	Three months ended June 30,
	2008	2009	2009	2009
Basic net income attributable to Konami Corporation per share	¥41.23	¥2.75	¥79.30	$0.03
Diluted net income attributable to Konami Corporation per share	41.18	2.75	79.30	0.03

Weighted-average common shares outstanding	137,368,791	133,461,341	137,124,130
Diluted weighted-average common shares outstanding	137,560,824	133,461,341	137,124,130

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Three months ended June 30, 2008	Three months ended June 30, 2009	Year ended March 31, 2009	Three months ended June 30, 2009
Cash flows from operating activities:
Net income	¥5,956	¥488	¥11,514	$5,083
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	2,950	3,140	13,731	32,705
Provision for doubtful receivables	0	15	209	156
Restructuring and impairment charges	—	—	11,121	—
Equity in net loss (income) of affiliated company	(29)	(20)	2,490	(208)
Deferred income taxes	(1,139)	(160)	(4,811)	(1,665)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(7,039)	6,505	175	67,753
Decrease (increase) in inventories	(10,020)	(3,647)	(1,424)	(37,986)
Decrease (increase) in other receivables	1,267	(110)	1,111	(1,146)
Decrease (increase) in prepaid expenses	(1,706)	(793)	(918)	(8,260)
Increase (decrease) in trade notes and accounts payable	3,908	(2,602)	(556)	(27,101)
Increase (decrease) in accrued income taxes, net of tax refunds	(6,038)	(8,619)	(2,157)	(89,772)
Increase (decrease) in accrued expenses	(2,175)	(3,017)	(1,266)	(31,424)
Increase (decrease) in deferred revenue	13,058	(878)	(234)	(9,145)
Increase (decrease) in advance received	1,546	(27)	(796)	(281)
Increase (decrease) in deposits	1,831	2,326	(93)	24,227
Other, net	2,440	447	2,035	4,656

Net cash provided (used) by operating activities	4,810	(6,952)	30,131	(72,408)

	Millions of Yen			Thousands of U.S. Dollars
	Three months ended June 30, 2008	Three months ended June 30, 2009	Year ended March 31, 2009	Three months ended June 30, 2009
Cash flows from investing activities:
Capital expenditures	(3,713)	(1,585)	(8,531)	(16,509)
Proceeds from sales of property and equipment	1,315	—	1,355	—
Decrease (increase) in lease deposits, net	1,410	(590)	1,616	(6,145)
Other, net	(39)	14	(155)	146

Net cash used in investing activities	(1,027)	(2,161)	(5,715)	(22,508)
Cash flows from financing activities:
Repayments of long-term debt	(148)	(148)	(592)	(1,542)
Redemption of bonds	—	—	(5,000)	—
Principal payments under capital lease obligations	(682)	(679)	(2,886)	(7,072)
Dividends paid	(3,560)	(3,595)	(7,414)	(37,444)
Purchases of treasury stock by parent company	(94)	(1)	(5,576)	(10)
Other, net	385	0	464	0

Net cash used in financing activities	(4,099)	(4,423)	(21,004)	(46,068)
Effect of exchange rate changes on cash and cash equivalents	1,129	304	(1,974)	3,168
Net increase (decrease) in cash and cash equivalents	813	(13,232)	1,438	(137,816)
Cash and cash equivalents, beginning of the period	52,130	53,568	52,130	557,939

Cash and cash equivalents, end of the period	¥52,943	¥40,336	¥53,568	$420,123

(4) Going concern assumption:

None

(5) Significant changes in stockholders’ equity:

None

(6) Segment Information (Unaudited)

1. Segment information

Three months ended June 30, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥44,779	¥22,078	¥3,673	¥275	¥70,805
Intersegment	71	96	—	(167)	—

Total	44,850	22,174	3,673	108	70,805
Operating expenses	31,691	21,590	3,201	2,712	59,194

Operating income (loss)	¥13,159	¥584	¥472	¥(2,604)	¥11,611

Three months ended June 30, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥24,504	¥21,348	¥3,907	¥6,216	¥55,975
Intersegment	97	90	—	(187)	—

Total	24,601	21,438	3,907	6,029	55,975
Operating expenses	23,054	21,415	3,224	7,282	54,975

Operating income (loss)	¥1,547	¥23	¥683	¥(1,253)	¥1,000

Year ended March 31, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥187,308	¥89,702	¥18,336	¥14,425	¥309,771
Intersegment	320	263	—	(583)	—

Total	187,628	89,965	18,336	13,842	309,771
Operating expenses	146,076	98,235	14,889	23,210	282,410

Operating income (loss)	¥41,552	¥(8,270)	¥3,447	¥(9,368)	¥27,361

Three months ended June 30, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$255,223	$222,352	$40,694	$64,743	$583,012
Intersegment	1,010	937	—	(1,947)	—

Total	256,233	223,289	40,694	62,796	583,012
Operating expenses	240,121	223,050	33,580	75,845	572,596

Operating income (loss)	$16,112	$239	$7,114	$(13,049)	$10,416

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production and sale of digital content and related products including Computer & Video Games, Amusement, Card Games, and Online.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production and sale of health and fitness related goods.

		Gaming & System Segment:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

	3.	“Corporate” primarily consists of administrative expenses of the Company.

	4.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

2. Geographic information

Three months ended June 30, 2008	Japan	North America	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥56,345	¥7,865	¥5,264	¥1,331	¥70,805	—	¥70,805
Intersegment	3,831	857	3	120	4,811	¥(4,811)	—

Total	60,176	8,722	5,267	1,451	75,616	(4,811)	70,805
Operating expenses	49,889	7,748	4,757	1,606	64,000	(4,806)	59,194

Operating income (loss)	¥10,287	¥974	¥510	¥(155)	¥11,616	¥(5)	¥11,611

Three months ended June 30, 2009	Japan	North America	Europe	Asia / Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥45,444	¥5,643	¥2,951	¥1,937	¥55,975	—	¥55,975
Intersegment	2,037	862	4	77	2,980	¥(2,980)	—

Total	47,481	6,505	2,955	2,014	58,955	(2,980)	55,975
Operating expenses	46,478	6,550	3,190	1,712	57,930	(2,955)	54,975

Operating income (loss)	¥1,003	¥(45)	¥(235)	¥302	¥1,025	¥(25)	¥1,000

Year ended March 31, 2009	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥223,662	¥44,051	¥37,216	¥4,842	¥309,771	—	¥309,771
Intersegment	24,762	4,266	96	596	29,720	¥(29,720)	—

Total	248,424	48,317	37,312	5,438	339,491	(29,720)	309,771
Operating expenses	229,411	43,779	33,158	5,784	312,132	(29,722)	282,410

Operating income (loss)	¥19,013	¥4,538	¥4,154	¥(346)	¥27,359	¥2	¥27,361

Three months ended June 30, 2009	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$473,326	$58,775	$30,736	$20,175	$583,012	—	$583,012
Intersegment	21,217	8,978	42	802	31,039	$(31,039)	—

Total	494,543	67,753	30,778	20,977	614,051	(31,039)	583,012
Operating expenses	484,095	68,222	33,226	17,831	603,374	(30,778)	572,596

Operating income (loss)	$10,448	$(469)	$(2,448)	$3,146	$10,677	$(261)	$10,416

For the purpose of presenting its operations in the geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are rendered and attribute assets based on where assets are located.

North America presented in the table above substantially consists of the United States.

Note: (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).